Exhibit (d)(2)

Execution Version

EQUITY COMMITMENT LETTER

Providence Equity Partners VI L.P

Providence Equity Partners VI-A L.P.

c/o Providence Equity Partners LLC

50 Kennedy Plaza, 18th Floor

Providence, Rhode Island 02903

June 29, 2016

TO:	Winchester Acquisition Holdings Corp.

c/o Blackboard Inc.

1111 19th Street, NW, 9th Floor

Washington, DC 20036

Attn: General Counsel

Ladies and Gentlemen:

In connection with that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Winchester Acquisition Holdings Corp., a Delaware corporation and wholly owned subsidiary of Blackboard Super Holdco, Inc. (“Parent”), Winchester Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Higher One Holdings, Inc., a Delaware corporation (the “Company”) (as amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof, the “Merger Agreement”), the undersigned (the “Investors”) are pleased to offer this commitment to purchase directly or indirectly equity and/or debt securities of Parent subject to the terms and conditions herein, for an aggregate purchase price in cash equal to $303,000,000.00 (the “Aggregate Commitment”) or such lesser amount which, when aggregated with the proceeds of any debt financing actually received by Parent or Merger Sub, is sufficient to fund (i) the payment for all shares of Company Common Stock that are either (a) accepted pursuant to the Offer or (b) acquired pursuant to the Merger, (ii) the amounts payable pursuant to Section 2.08 of the Merger Agreement, (iii) the amounts required to satisfy any obligations of the Company and the Company Subsidiaries under the payoff letters and other termination agreements contemplated by Section 6.12(a) of the Merger Agreement, (iv) all amounts payable by Parent to the Company pursuant to Section 6.12(d) of the Merger Agreement, (v) all other amounts necessary for the satisfaction of all of Parent’s and Merger Sub’s obligations under the Merger Agreement (including payment of their advisors and other transaction expenses) and (vi) all monetary damages payable by Parent and/or Merger Sub arising out of the Merger Agreement (clauses (i) through (vi), collectively, the “Permitted Purposes”); provided that in no event may the Aggregate Commitment be reduced in a manner that could adversely affect the consummation of any of the Transactions.

Capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement.

1. Commitment; Efforts.

a. Subject to the terms and conditions hereof, the Investors each hereby irrevocably commit and agree to acquire, directly or indirectly, equity and/or debt securities of Parent for an aggregate purchase price in cash equal to the percentage of the Aggregate Commitment set forth opposite such Investor’s name on Schedule A hereto (such amount with respect to each Investor, as it may be reduced in accordance with this letter (including, without limitation, the first sentence of this letter taking into account the proviso to such first sentence) is such Investor’s “Maximum Investor Commitment”). The proceeds from the Investors’ Aggregate Commitment shall be used solely for the Permitted Purposes, and for no other purpose. Neither Investor shall, under any circumstances, have any liability or be obligated to contribute any amount to Parent (i) other than for a Permitted Purpose or (ii) in excess of such Investor’s Maximum Investor Commitment.

b. The Investors hereby agree (i) to comply in all respects with Section 6.11 (excluding Section 6.11(a)) of the Merger Agreement as if they were referenced in Section 6.11 of the Merger Agreement in each place Parent is referenced and bound to such obligations, including, without limitation, the obligations to (A) file or cause to be filed the notification and report forms and related material required under the HSR Act as promptly as practicable (but in no event later than five (5) Business Days from the date of the Merger Agreement) and (B) take the actions set forth in the last sentence of Section 6.11(d) to the extent required to permit the conditions to the Offer to be satisfied in advance of the initial Offer Expiration Time; and (ii) subject to Applicable Law (including limitations imposed by fiduciary duties), use reasonable best efforts to cause Blackboard Super Holdco, Inc. to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things reasonably necessary under Applicable Law to effect the Transactions.

2. Conditions Precedent. The Investors’ obligations to fund the Aggregate Commitment or any portion thereof shall be conditioned only upon:

a. the execution and delivery of the Merger Agreement by Parent, Merger Sub and the Company;

b. if the proceeds of the funding of the Aggregate Commitment or any portion thereof are to be used to fund the payment for shares of Company Common Stock accepted pursuant to the Offer, the occurrence of the Offer Expiration Time; and

c. if the proceeds of the funding of the Aggregate Commitment or any portion thereof are to be used to fund the Merger Consideration, the satisfaction or, to the extent permitted by Applicable Law, waiver by Parent of, on or prior to the Closing, all of the conditions precedent to the Closing set forth in Section 7.01 of the Merger Agreement.

3. No Recourse.

a. Notwithstanding anything that may be expressed or implied in this letter to the contrary (and subject only to the specific contractual provisions of the Merger Agreement), by its acceptance hereof, Parent acknowledges, covenants and agrees, on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of any of them, that all claims, obligations, liabilities, causes of action, or proceedings (in each case, whether at law or in equity, and whether sounding in contract, tort, statute or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this letter, or the negotiation, execution, performance, or breach (whether willful, intentional, unintentional or otherwise) of this letter, including, without limitation, any representation or warranty made or alleged to be made in, in connection with, or an as inducement to, this letter (each of such above-described legal or equitable theories or sources of liability in each case with respect to any or all of the foregoing subject matters, a “Claim”) may be made only against (and are expressly limited to) the Investors as expressly identified in the preamble to and signature page(s) of this letter. No Person who is not an Investor (including, without limitation, (i) any past present or future director, officer, employee, incorporator, member, partner, manager, direct or indirect equityholder, management company, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to (all above-described Persons in this subclause (i), collectively, “Affiliated Persons”) any Investor or any Affiliate of any Investor, and (ii) any Affiliated Persons of such Affiliated Persons (the Persons in subclauses (i) and (ii), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the Investors, Parent and Merger Sub, “Non-Parties” and each, individually, a “Non-Party”)) shall have any liability or obligation whatsoever in respect of, based upon or arising out of any Claims.

b. Without limiting the generality of the foregoing, to the maximum extent explicitly permitted or otherwise conceivable under Applicable Laws, (i) Parent hereby waives, releases and disclaims any and all Claims against all Non-Parties, including, without limitation, any Claims to avoid or disregard the entity form of an Investor or otherwise seek to impose any liability arising out of, relating to or in connection with such a Claim on any Non-Parties, whether a Claim granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (ii) Parent disclaims any reliance upon any Non-Parties with respect to the performance of this letter or any representation or warranty made in, in connection with, or as an inducement to this letter. This Section 3 shall survive the termination of this letter.

4. Term. The Aggregate Commitment set forth herein shall become effective on the date and time at which the Merger Agreement has been duly executed by all parties thereto, including, without limitation, by Parent, whereupon this letter will constitute the commitment of the Investors to provide the aforementioned financing to Parent on the terms and conditions set forth herein.

5. Termination. All obligations and liability of the Investors relating to, arising out of or in connection with this letter shall terminate automatically and immediately upon the earliest to occur of: (a) the Closing, provided that, prior to such termination, each

Investor’s Maximum Investor Commitment required to be funded in satisfaction of clauses (i), (ii) and (iii) of the definition of Permitted Purposes by such Investor pursuant to Section 1(a) hereof shall have been paid to Parent; (b) the thirtieth (30th) day following the termination of the Merger Agreement in accordance with the terms thereof, except as to any Claim presented by the Company to Parent or the Investors prior to such thirtieth (30th) day (in which case this letter shall not terminate until any such Claim has been finally resolved or otherwise satisfied in full); (c) the public or written assertion by the Company or any of its Affiliates, directly or indirectly, of any Claim, or any other claim or cause of action arising out of, connected to or in any manner relating to the Merger Agreement or the transactions contemplated thereby, against any Investor (other than in respect of any Claim, or any other claim or cause of action relating to the enforcement of the Investor’s obligations in this letter or a breach by the Investors of this letter) or any Non-Party; and (d) the funding of the Maximum Investor Commitment by each Investor as required to be funded by each Investor pursuant to Section 1(a) hereof.

6. Indemnification.

a. Parent agrees to indemnify and to hold harmless each of the Investors and each of the Non-Parties (collectively, the “Indemnified Persons”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), losses, Claims, damages, liabilities or expenses of any kind or nature whatsoever that may be suffered, incurred by or asserted against or involve the Indemnified Persons as a result of or arising out of or in any way related to the transactions described in this letter (including those resulting from any Indemnified Person’s negligence); provided, however, that the foregoing will not apply to any losses of an Indemnified Person to the extent found by a final decision of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person; provided, further, that the indemnification, payment and reimbursement rights set forth in this Section 6 shall not in any manner affect or modify the Maximum Investor Commitment of either Investor or the Aggregate Commitment or the requirement in Section 1(a) that the amounts contributed to Parent in respect thereof may only be used for the Permitted Purposes. Parent further agrees to pay to or reimburse any Indemnified Person upon demand any legal or other expenses incurred by such Indemnified Person in connection with investigating, defending, or preparing to defend any such action, suit, claim or proceeding (including any inquiry or investigation). The provisions of this Section 6 are independent of all other obligations of Parent hereunder and shall survive termination or expiration of the commitment embodied in this letter.

b. PARENT HEREBY ACKNOWLEDGES THAT THE FOREGOING INDEMNITY SHALL BE APPLICABLE TO ALL CLAIMS, LIABILITIES, LOSSES, DAMAGES OR EXPENSES THAT HAVE RESULTED FROM OR ARE ALLEGED TO HAVE RESULTED FROM THE ACTIVE OR PASSIVE OR THE SOLE, JOINT OR CONCURRENT ORDINARY NEGLIGENCE OF ANY INVESTOR OR ANY OTHER INDEMNIFIED PERSON.

7. No Assignment. The Aggregate Commitment evidenced by this letter shall not be assignable by Parent without the prior written consent of the Investors and the Company (in their sole discretion) and such consent, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment; provided, that the Aggregate Commitment evidenced by this letter shall be assignable by Parent to subsidiaries or Affiliates of Parent or any Investor; provided, further, that any purported assignment of this Aggregate Commitment in contravention of this Section 7 shall be void; provided, further, that neither such assignment nor any other assignment shall relieve such assigning Investor of its obligations under this letter except by any amounts actually contributed to Parent by payment in cash by such assignees on or before the Closing, as contemplated above, and any such Investor shall remain liable in full for any unsatisfied portion of its obligations under this letter.

8. Amendment. This letter may not be amended or otherwise modified except pursuant to a written document duly executed by each of the Investors and Parent. No provision of this letter may be waived except pursuant to a written waiver duly executed by each party against whom such waiver is to be effective. No such amendment, waiver or other modification shall be entered into or granted, as the case may be, without the prior written consent of the Company (in its sole discretion) and such consent, if granted, shall not constitute a waiver of this requirement as to any subsequent amendment, waiver or other modification.

9. Third Party Beneficiary. Except for Non-Parties (pursuant to Section 3 hereof) and Indemnified Persons (pursuant to Section 6), no Person other than Parent shall be entitled to rely upon this letter, and this letter shall be binding upon and inure solely to the benefit of each party hereto and nothing herein or in any other agreement (including, without limitation, the Merger Agreement), express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies whatsoever under or by reason of this letter; provided that each Investor acknowledges and agrees that the Aggregate Commitment made by each Investor pursuant to this commitment letter is a material inducement to the Company for it to enter into the Merger Agreement, and that the Company is and shall be an intended third-party beneficiary of this commitment letter and shall have the right to directly enforce this commitment letter in accordance with its terms, except that such rights of the Company shall be exercisable only if and to the extent (i) all of the conditions precedent in Section 2 herein shall have been satisfied, (ii) the Company is awarded specific performance pursuant to Section 9.09 of the Merger Agreement or (iii) the Company has obtained a final and non-appealable judgment from a court of competent jurisdiction against Parent and/or Merger Sub with respect to an obligation or liability within a Permitted Purpose. Notwithstanding anything to the contrary in the immediately preceding sentence, the Company shall have the right to directly enforce Section 1(b) in accordance with its terms from and after the satisfaction of the condition set forth in Section 2(a), including by seeking specific performance of the Investors’ obligations under Section 1(b) in accordance with Section 16. This commitment letter shall be binding upon and inure solely to the benefit of each party hereto and nothing herein, express or implied, is intended to or shall confer upon any Person other than the Company (solely to the extent provided for in the proviso in the first sentence of this Section 9), the Affiliated Persons (solely with respect to Section 3) or Indemnified Persons (pursuant to Section 6) any rights, benefits or remedies whatsoever under or by reason of this commitment letter. In furtherance of the foregoing, no creditor of Parent, the Company or any of their respective Affiliates shall have any right to enforce this letter or to cause Parent to enforce this letter.

10. Governing Law, Jurisdiction. This letter (including, without limitation, the validity, construction, effect or performance hereof and any remedies hereunder or related hereto), and all Claims, shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any permitted Claim shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction). Each of the parties hereto (for itself and on behalf of its successors and permitted assigns) irrevocably and unconditionally submits to the exclusive jurisdiction of such courts in any such action, agrees to take any and all future action necessary to submit to the jurisdiction of such courts, waives and agrees not to assert (by way of motion, as a defense, counterclaim or otherwise) any objection it may now or hereafter have to venue or to convenience of forum (including: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by Applicable Laws any claim that: (i) the suit, action or proceeding in such court is brought in an inconvenient forum; (ii) the venue of such suit, action or proceeding is improper; or (iii) this letter, or the subject matter hereof, may not be enforced in or by such courts), agrees that all Claims shall be heard and determined only in any such court and covenants and agrees not to bring any Claim in any other court. The parties hereto agree that any of them may file a copy of this Section 10 (provided that a copy of Sections 3, 7 and 9 shall accompany any such filing) with any court as written evidence of the knowing, voluntary and bargained agreement between the parties hereto irrevocably to waive any objections to venue or to convenience of forum. Each of the parties hereto irrevocably consents to the service of process out of the above-described courts in any permitted Claim by the mailing of copies thereof by registered mail, postage prepaid, to it at its address set forth herein, such service of process to be effective upon acknowledgment of receipt of such registered mail. Nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by Applicable Laws.

11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

12. Severability. Any term or provision of this letter that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this letter may not be enforced without giving effect to the provisions in Sections 3, 5, and 9. No party hereto shall assert, and each party hereto shall cause its respective Affiliates not to assert, that this letter or any part hereof is invalid, illegal or unenforceable.

13. Miscellaneous. This letter may be executed in any number of counterparts (including by electronic mail portable document format (*.pdf) (or similar electronic means) or facsimile signature), and each such counterpart when delivered shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement. The provisions of this letter and the Merger Agreement contain the entire agreement of the parties hereto with respect to the subject matter hereof and supersede any prior oral or written agreements, undertakings, understandings, discussions, negotiations or proposals relating to the subject matter hereof. The headings contained in this letter are for convenience purposes only and will not in any way affect the meaning or interpretation hereof. All parties hereto acknowledge that each party and its counsel have participated in the drafting and negotiation of this letter and that any rules of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this letter.

14. Confidentiality. This letter shall be treated as strictly confidential and is being provided to Parent solely in connection with the Merger Agreement and the transactions contemplated thereby. This letter may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Investors. Notwithstanding the foregoing, (i) this letter may be provided to the Company and its advisors, who have been directed to treat this letter as confidential and on the condition that the Company agrees to treat, and shall cause its advisors to so treat, this letter as confidential subject to clause (ii) of this Section 14, and (ii) any of Parent, Merger Sub, the Investors and the Company, and any of their respective Affiliates, shall be permitted to disclose this letter without liability: (a) to the extent required by any Governmental Authority, (b) pursuant to court order, subpoena or required legal process, (c) as otherwise required by Applicable Law (including without limitation securities laws) or (d) in connection with a claim or proceeding by the Company against the Sponsors relating to this letter.

15. Representations and Warranties. Each of the Investors hereby separately represents and warrants that, with respect to itself:

a. it is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Applicable Laws of the jurisdiction of its organization;

b. it has necessary power and authority to execute, deliver and perform this letter agreement, and the execution, delivery and performance of this letter agreement have been duly authorized by all necessary action and do not contravene any provision of its charter, partnership agreement, operating agreement or similar organizational documents or any Applicable Law or contractual restriction binding on it;

c. the execution, delivery and performance by such Investor of this letter agreement do not and will not (i) violate its organizational and governing documents, (ii) violate any applicable law or judgment or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract to which it, Parent or Merger Sub is a party or by which any of their respective assets are bound;

d. all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter agreement by such Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this letter agreement;

e. this letter agreement constitutes a legal, valid and binding obligation of such Investor enforceable against such Investor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Applicable Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

f. it has the financial capacity, including sufficient liquid and unencumbered assets (or the enforceable rights to obtain such assets from its limited partners in connection with this letter agreement pursuant to the terms of its limited partnership agreement or other governing documents or from other sources), to pay and perform its obligations under this letter, and it shall maintain all funds, including such amount of liquid and unencumbered assets (or the right to obtain such assets), for it to fulfill its obligations (subject to the Aggregate Commitment) under this letter agreement for so long as this letter agreement shall remain in effect in accordance with Section 5 hereof.

16. Specific Performance, Remedies. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this letter were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto (and the Company, solely to the extent it is entitled to enforce this letter in accordance with Section 9) shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this letter in accordance with its terms in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction), and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this letter). The parties hereto further agree that by seeking the remedies provided for in this Section 16, neither the parties nor the Company shall in any respect waive its right to seek any other form of relief that may be available to such Persons under this letter (including monetary damages) for breach of any of the provisions of this letter.

[THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK – SIGNATURE PAGES FOLLOW.]

If the foregoing is acceptable to you, please sign and return a copy of this letter.

Very truly yours,

PROVIDENCE EQUITY PARTNERS VI L.P.

By:	Providence Equity GP VI L.P., its general partner

By:	Providence Equity Partners VI L.L.C., its general partner

By:	/s/ David Phillips
Name: David Phillips
Title: Managing Director

PROVIDENCE EQUITY PARTNERS VI-A L.P.

By:	Providence Equity GP VI L.P., its general partner

By:	Providence Equity Partners VI L.L.C., its general partner

By:	/s/ David Phillips
Name: David Phillips
Title: Managing Director

Address: c/o Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, RI 02903

[SIGNATURE PAGE TO EQUITY COMMITMENT LETTER]

Accepted and Acknowledged:

PARENT

WINCHESTER ACQUISITION HOLDINGS CORP.

By:	/s/ Stuart Kupinsky
Name: Stuart Kupinsky
Title: Secretary

Address: c/o Blackboard Inc. 1111 19th Street, NW, 9th Floor Washington, DC 20036 Attn: General Counsel

[SIGNATURE PAGE TO EQUITY COMMITMENT LETTER]

Schedule A

Commitment

Investor	Commitment
Providence Equity Partners VI L.P.	74.4%
Providence Equity Partners VI-A L.P.	25.6%
Total	100.0%